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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                        AMENDMENT NO. 1 - FINAL AMENDMENT
                                       TO
                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                         -------------------------------

                           WYNDHAM INTERNATIONAL, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

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      Options to Purchase Class A Common Stock, Par Value $0.01 Per Share,
        Granted on or after January 1, 2000 to Certain Eligible Employees
                         (Title of Class of Securities)

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                                   983131 10 6
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

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                                John P. Bohlmann
                             Deputy General Counsel
                        1950 Stemmons Freeway, Suite 6001
                               Dallas, Texas 75207
                                 (214) 863-1000
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

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                                    Copy to:
                            N. Kathleen Friday, P.C.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1700 Pacific Avenue, Suite 4100
                               Dallas, Texas 75201
                                 (214) 969-2800

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                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
     Transaction Valuation*                  Amount of Filing Fee
--------------------------------------------------------------------------------
          $2,799,163                                $559
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*   Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,598,326 shares of Class A Common Stock of Wyndham International, Inc. having an aggregate value of $2,799,163 as of November 16, 2001 (based on the market value of the underlying common stock) will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $559.      Filing Party: Wyndham International, Inc.
    Form or Registration No.: 5-40945. Date Filed: November 19, 2001.

[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

          [_]  third party tender offer subject to Rule 14d-1.
          [X]  issuer tender offer subject to Rule 13e-4.
          [_]  going-private transaction subject to Rule 13e-3.
          [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

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                             INTRODUCTORY STATEMENT

     This Amendment No. 1 to the Tender Offer Statement on Schedule TO filed by Wyndham International, Inc. with the Securities and Exchange Commission on November 19, 2001 (the "Schedule TO") reports the final results of our offer to certain eligible employees to exchange certain options to purchase shares of our class A common stock granted on or after January 1, 2000 under the Second Amendment and Restatement of the Wyndham International, Inc. 1997 Incentive Plan for restricted unit awards upon the terms and subject to the conditions set forth in the Offer to Exchange, dated November 19, 2001.

Item 4. Terms of the Transaction.

     Item 4 of the Schedule TO is hereby amended to add the following sentences:

     The Offer expired at 12:00 midnight, Central Standard Time, on December 18, 2001. Pursuant to the Offer, we have accepted for cancellation Eligible Options to purchase 5,324,976 shares of Common Stock tendered by the Eligible
Employees. Subject to the terms and conditions of the Offer, we will promptly grant one Restricted Unit in exchange for each share of Common Stock underlying the Eligible Options tendered by the Eligible Employees in the Offer.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, correct and complete.

                                        WYNDHAM INTERNATIONAL, INC.


                                        /s/ FRED J. KLEISNER
                                        -------------------------------
                                        Fred J. Kleisner
                                        Chairman of the Board and Chief
                                        Executive Officer
Date:  December 19, 2001

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